UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of onshore fields in Espírito Santo

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Rio de Janeiro, December 29, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/27/2020, informs that it concluded today the sale of all of its stakes in 27 onshore exploration and production concessions, located in Espírito Santo, jointly denominated Cricaré Cluster to Karavan Seacrest SPE Cricare, a company in which Karavan O&G Participações e Consultoria Ltda. holds 51% of the capital stock, and Seacrest Exploração e Produção de Petroleo Ltda. holds the remaining 49%.

After compliance with the preceding conditions, the operation was concluded with the payment of US$ 27 million to Petrobras, already with the adjustments provided for in the contract. The amount received at closing is in addition to the US$ 11 million paid to Petrobras at the signing of the sale contract. The sale contract also foresees US$ 118 million in contingent payments related to future oil prices.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About Cricaré Cluster

The Cricaré Cluster comprises 27 onshore concessions: the fields of Biguá, Cacimbas, Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Córrego das Pedras, Fazenda Cedro, Fazenda Cedro Norte, Fazenda Queimadas, Fazenda São Jorge, Guriri, Inhambu, Jacutinga, Lagoa Bonita, Lagoa Suruaca, Mariricu, Mariricu Norte, Rio Itaúnas, Rio Preto, Rio Preto Oeste, Rio Preto Sul, Rio São Mateus, São Mateus, São Mateus Leste, Seriema and Tabuiaiá , which are located in the state of Espírito Santo, in the cities of São Mateus, Jaguaré, Linhares and Conceição da Barra. Petrobras is the operator with 100% interest of these concessions. The average production of Cricaré Cluster from January to November 2021 was around 1.3 thousand bpd of oil and 15.4 thousand m3 / day of gas.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20331-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer